CRC CRYSTAL RESEARCH CORPORATION
4952 EAST ENCANTO STREET
MESA, ARIZONA 85205

August 12, 2009

Ms. Jen Do
Division of Corporate Finance
United Securities and Exchange Commission
Washington, DC 20549-4631

RE:	CRC Crystal Research Corporation Form 8-K/A Item 4.01 Filed August 11, 2009 File #000-52472

Dear Ms. Do:

We are in receipt of your letter dated August 12, 2009 and the following sets forth our responses to same:

1.
As previously requested, please revise your disclosure to disclose, if true, there were no reportable events during the registrant’s two most recent fiscal years and any subsequent interim period through the date of change in accountants. Refer to Item 304(a)(1)(v) of Regulation S-K.  However, if there were reportable events during the aforementioned timeframe, please provide the information required by Item 304(a)(1)(iv)for each kind of events listed in paragraphs (A) through (D) under Item 304(a)(1)(v).

Answer:	The 8k has been revised to disclose that there are no reportable events during the Company’s two most recent fiscal years and any subsequent interim period through the date of the change in auditors.

2.
To the extent that you make changes to the Form 8-K to comply with our comments, please obtain and file an updated Exhibit 16 letter from the former accountants stating whether the accountants agree with the statements made in your revised Form 8-K.

Answer:	An updated consent letter from the auditor has been included as an exhibit.

3.	As requested on page 2 in our comment letter dated August 10, 2009, please provide the three acknowledgments in your next response to us. These are:

Answer:	These acknowledgements are set forth below.

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

CRC CRYSTAL RESEARCH CORPORATION

By:/s/ Dr. Kiril A. Pandelisev
       Dr. Kiril A. Pandelisev, CEO